SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)


                            TRIDENT ROWAN GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89614K-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Copy to: Stephen A. Cohen, Esq.
  Applewood Associates, L.P.              Morrison Cohen Singer & Weinstein, LLP
  68 Wheatley Road                        750 Lexington Avenue
  Brookville, New York 11545              New York, New York 10022
  Telephone (516) 626-3070                Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  May 7, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------

    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 2 of 6 Pages

                                       13D
|-----------------------|                         |--------------------------|
|CUSIP No. 89614K-10-6  |                         |                          |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  Name of Reporting Persons                                       |
|         |  I.R.S. Identification Nos. of Above Persons (Entities Only)     |
|         |                      Barry Rubenstein                            |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    2    |  Check the Appropriate Box if a Member of a Group*       (a) [ ] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC Use Only                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  Source of Funds*      PF, WC, OO                                |
|         |                                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    5    |  Check Box if Disclosure of Legal Proceedings is Required        |
|         |  Pursuant to Items 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  Citizenship or Place of Organization             United States  |
|         |                                                                  |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   Sole Voting Power                                 |
|                |     |         0 shares                                0%  |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   Shared Voting Power                               |
|  BENEFICIALLY  |     |         204,000 shares                        4.0%  |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   Sole Dispositive Power                            |
|     PERSON     |     |         0 shares                                0%  |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   Shared Dispositive Power                          |
|                |     |         204,000 shares                        4.0%  |
|----------------------------------------------------------------------------|
|   11    |  Aggregate Amount Beneficially Owned By Each Reporting Person    |
|         |                                                                  |
|         |                      204,000 shares                              |
|---------|------------------------------------------------------------------|
|   12    |  Check Box if the Aggregate Amount in Row (11)                   |
|         |  excludes Certain Shares*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  Percent of Class Represented by Amount in Row (11)              |
|         |                                                            4.0%  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   14    |  Type of Reporting Person*                                       |
|         |                                                                  |
|         |                           IN                                     |
|----------------------------------------------------------------------------|
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 6 Pages

                                       13D
|-----------------------|                         |--------------------------|
|CUSIP No. 89614K-10-6  |                         |                          |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  Name of Reporting Persons                                       |
|         |  I.R.S. Identification Nos. of Above Persons (Entities Only)     |
|         |                        Brian Rubenstein                          |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    2    |  Check the Appropriate Box if a Member of a Group*       (a) [ ] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC Use Only                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  Source of Funds*       PF, OO                                   |
|         |                                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    5    |  Check Box if Disclosure of Legal Proceedings is Required        |
|         |  Pursuant to Items 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  Citizenship or Place of Organization              United States |
|         |                                                                  |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   Sole Voting Power                                 |
|                |     |        3,000 shares                           0.1%  |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   Shared Voting Power                               |
|  BENEFICIALLY  |     |        0 shares                                 0%  |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   Sole Dispositive Power                            |
|     PERSON     |     |        3,000 shares                           0.1%  |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   Shared Dispositive Power                          |
|                |     |        0 shares                                 0%  |
|----------------------------------------------------------------------------|
|   11    |  Aggregate Amount Beneficially Owned By Each Reporting Person    |
|         |                                                                  |
|         |                     3,000 shares                                 |
|---------|------------------------------------------------------------------|
|   12    |  Check Box if the Aggregate Amount in Row (11)                   |
|         |  excludes Certain Shares*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  Percent of Class Represented by Amount in Row (11)              |
|         |                                                             0.1% |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   14    |  Type of Reporting Person*                                       |
|         |                                                                  |
|         |                            IN                                    |
|----------------------------------------------------------------------------|
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, correct and complete.

Date: May 19, 1998

                                   APPLEWOOD ASSOCIATES, L.P.


                                   By: /s/Irwin Lieber
                                       -----------------------------------------
                                          Irwin Lieber, a General Partner



                                   APPLEWOOD CAPITAL CORP.


                                   By: /s/Barry Rubenstein
                                       -----------------------------------------
                                          Barry Rubenstein, President



                                     /s/Barry Rubenstein
                                     -----------------------------------------
                                     Barry Rubenstein



                                     /s/Irwin Lieber
                                     -----------------------------------------
                                     Irwin Lieber



                                     /s/Barry Fingerhut
                                     -----------------------------------------
                                     Barry Fingerhut



                                     /s/Jonathan Lieber
                                     -----------------------------------------
                                     Jonathan Lieber



                                     /s/Seth Lieber
                                     -----------------------------------------
                                     Seth Lieber



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                               Page 5 of 6 Pages

                                   WOODLAND PARTNERS


                                   By: /s/Barry Rubenstein
                                      -----------------------------------------
                                          Barry Rubenstein, a General Partner



                                   THE RUBENSTEIN FAMILY LIMITED PARTNERSHIP


                                   By: /s/Barry Rubenstein
                                      -----------------------------------------
                                   Barry Rubenstein, a General Partner



                                     /s/Marilyn Rubenstein
                                   --------------------------------------------
                                   Marilyn Rubenstein



                                                        *
                                   --------------------------------------------
                                   Brian Rubenstein





* /s/Barry Rubenstein
----------------------------------
Barry Rubenstein, Attorney-in-Fact






      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).